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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67809

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Sumo Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

440 S. LaSalle Street #1525
(No. and Street)

Chicago	**IL**	**60605**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

WIlliam D'Anna	**(773) 383-9230**	bdanna@sumocap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E Lake St., Unit 303	**Bloomingdale**	**IL**	**60108**
(Address)	(City)	(State)	(Zip Code)
10/20/2009		3874	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William D'Anna _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sumo Capital, LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CFO _____

Notary Public _____



JACOB PRZEPIORA
Official Seal
Notary Public - State of Illinois
My Commission Expires Mar 22, 2027

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Sumo Capital, LLC

(An Illinois Limited Liability Company)

Financial Statements
And Supplementary Schedules
Pursuant to SEC Rule 17a-5(d)
And Report of Independent Registered
Public Accounting Firm
December 31, 2023

AVAILABLE FOR PUBLIC INSPECTION

Sumo Capital, LLC
(An Illinois Limited Liability Company)

December 31, 2023

Index

Sumo Capital, LLC

(An Illinois limited Liability Company)

Statement of Financial Condition

As of December 31, 2023

Assets		
Cash and cash equivalents	$	32,950
Due from Broker Dealer	$	1,603,951
Securities owned:		
Equity securities at fair value	$	292,370,122
Derivatives at fair value	$	1,547,902,632
Debt	$	4,908
Total securities owned at fair value	$	1,840,277,662
Accrued dividend	$	353,847
Receivables from affiliates	$	834,081
Fixed assets net of depreciation	$	156,977
Prepaid expense	$	60,192
Other receivables	$	609,181
Total Assets	$	1,843,928,842
Liabilities		
Securities sold, not yet purchased at fair value:		
Equity securities	$	168,408,219
Derivatives	$	1,571,093,501
Total securities sold, not yet purchased at fair value	$	1,739,501,720
Due to broker	$	78,264,943
Open trade equity	$	3,376,216
Accrued interest, dividend, short stock & CMD	$	77,593
Accrued liabilities and expenses	$	1,068,065
Total Liabilities	$	1,822,288,537
Member's Equity		
Total member's equity	$	21,640,305
Total Liabilities and Member's Equity	$	1,843,928,842

The accompanying notes are an integral part of these financial statements.

Sumo Capital, LLC
Notes to the financial statements.
For the year ending December 31, 2023

NOTE 1   Nature of Business

Sumo Capital LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") As a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Cboe Global Markets, Inc. ("CBOE"). The Company does not carry customer accounts. The Company is a market-maker in listed equity options on multiple exchanges The Company is exempt from certain filing requirements under Rule 15c3-1 (a)(6) of the SEC, since the Company does not trade on behalf of customers, effects transactions only with other broker-dealers, does not affect transactions in unlisted options and clears and carries its trading accounts with their registered clearing partner.

The U.S. Dollar is the functional currency of the company.

NOTE 2   Significant Accounting Policies

The financial statements are prepared on a basis consistent with principles generally accepted in the United States of America. The following is summary of the Company's significant accounting policies:

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer whose primary business is trading for their own account. The Company only transacts business with other registered broker dealers. The Company currently operates on a fully disclosed basis through its brokers Goldman Sachs Clearing and Execution, LLC ("GSEC") and Goldman Sachs International ("GSI") (collectively, the "Clearing Brokers").

The Clearing Brokers, operating pursuant to their respective clearing agreements, handle the clearing and settlement aspects of the Company's trading operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments Owned

In the normal course of business, as part of its trading strategy, the Company enters into transactions in exchange traded futures and broad-based indexes, including options thereon. These derivative financial contracts are used to adjust the risk and return of their trading strategy. Proprietary trading of principal transactions together with related revenues and expenses are recorded on trade date.

Upon entering into a futures contract, the Company is required to deposit either cash or securities (initial margin) in amount equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Company each day. The variation margin payments are generally equal to the daily changes in the contract value and recorded as unrealized gain or loss. The Company recognizes a realized gain or loss when a futures contract is closed.

Open trade equity in futures are recorded at fair value in accordance with ASC 820 and recorded as receivable from broker-dealers.

Sumo Capital, LLC
Notes to the financial statements.
For the year ending December 31, 2023

NOTE 2   Significant Accounting Policies (continued)

Securities Valuation: Securities owned, and securities sold not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ASC 820 Fair Value Measurement and Disclosures ASC 820 as discussed in Note 5.

The Company recognizes interest paid and earned on an accrual basis and dividend income is recognized on the ex-dividend date. The Company accounts for its financing activities on an accrual basis.

Receivable from and Payable to Broker-Dealers

Receivable from and payable to Broker-Dealers represents cash margin as well as net receivables and payables arising from unsettled trades due to short term nature the amounts recognized approximate fair value. The company receives payment on positive account balances and makes payment on negative account balances.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas income statement accounts are translated at average rates of exchange during the year. Gains or losses resulting from foreign currency transactions are included in net income.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Income Taxes

A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it were a partnership reporting their income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits of losses on their tax returns. The Company reports their income for taxes on a calendar year basis.

The Company applies the provision of FASB ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized, measured, present and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The managing member has concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2023.

Trading Activity

Purchases and sales of securities are recorded on a trade-date basis.

NOTE 3   Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business, the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that includes exchange-traded futures and futures options contracts equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take the delivery at specified date at specified price.

Options grant the purchaser for the payment of premium the right to either purchase from or sell to the writer specified instrument under agreed terms. As writer of options the Company receives premium in

Sumo Capital, LLC
Notes to the financial statements.
For the year ending December 31, 2023

exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold not yet purchased represent the obligations of the Company to deliver specified securities and thereby create liability to repurchase the securities in the market at prevailing prices.

These transactions may result in off-balance sheet risk at the Company's ultimate obligation to satisfy its obligation for securities sold not yet purchased may exceed the amount recognized in the statement of financial condition. To minimize this risk the Company generally holds other equity securities options or financial futures contracts which can be used to settle or offset the risk of these obligations.

Since the Company does not clear its own securities and futures transactions it has established accounts with clearing brokers for this purpose. This can and does result in concentration of credit risk with these firms. Such risk however is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC and the Commodity Futures Trading Commission ("CFTC").

Risk arises from the potential inability of counterparties to perform under the terms of the contract's credit risk and from changes in the values of the underlying financials instruments market risk.

The Company is subject to credit risk to the extent any broker with which it conducts business in unable to fulfill contractual obligations on its behalf. The Company investments and derivatives are held at Goldman Sachs Execution and Clearing LP ("GSEC") and Goldman Sachs International ("GSI") on December 31, 2023. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In the management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

NOTE 4   Clearing Agreements

The Company has Joint Back Office ("JBO") clearing agreement with GSEC and GSI. The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement the Company has invested $10,000 in the preferred equity of GSEC. The Company's interest in GSEC and GSI is reflected in other assets in the statement of financial condition.

Under the rules of the CBOE, the agreement requires that the Company maintains minimum net liquidating equity of $1,250,000 with GSEC exclusive of its preferred interest investment.

NOTE 5   Fair Value Disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Sumo Capital, LLC
Notes to the financial statements.
For the year ending December 31, 2023

NOTE 5   Fair Value Disclosures (continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based in the lowest level of input that is significant to the fair value transaction to sell the asset or transfer the liability occurs in the principal market for the asset or measurement. The Company's assessment of the significance of input to the fair value measurement in its entirety requires judgement and considers factors specific to the investment. Equity securities, equity options, futures contracts, options on futures contracts, convertible preferred shares and exchange-traded funds are recorded at fair value based on quoted market prices, which are generally the exchange settlement prices. Mutual funds are valued at the daily closing price as reported by the fund. Certain swap contracts are cleared at designated clearing organizations or central counterparties rather than remaining bilateral agreements; however, the designated clearing organizations or central counterparties generally utilize pricing models to price these cleared swaps. Generally, the inputs for models to value swaps do not have a material amount of subjectivity. Pricing inputs, such as relevant interest rates and yields curves, are observed from actively quoted markets.

The Company valued their liquid assets and liabilities on the Level I inputs for quoted prices in active markets which are essentially cash and cash equivalents. The Company did not hold any Level II or Level III assets as of December 31, 2023.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2023:

Assets	Level I	Level II	Level III	Total
Common Stock	292,370,122			292,370,122
Derivatives	1,547,902,632			1,547,902,632
Debt	4,908			4,908
Total Assets	1,840,277,662			1,840,277,662
Liabilities	**Level I**	**Level II**	**Level III**	**Total**
Securities sold, not yet purchased				
Common Stock	168,408,219			168,408,219
Derivatives	1,571,093,501			1,571,093,501
Total Liabilities	1,739,501,720			1,739,501,720

NOTE 6   Regulatory

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. The Company has elected to use the alternative method permitted by the rule, which requires the Company to maintain net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined.

The rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debits. On December 31, 2023, the Company had net capital of $12,928,195 which was $12,678,195 in excess of its required net capital.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures fines or other

Sumo Capital, LLC
Notes to the financial statements.
For the year ending December 31, 2023

NOTE 6   Regulatory (continued)

sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

NOTE 7   Principal Risks Associated with Financial Instruments

In the normal course of business, the Company has investments and enters into various financial transactions where the risk of potential loss due to market risk, credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates and the extent and timing of investor participation in the markets for both equity and interest rate sensitive investments. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred. See below for a detailed description of selected principal risks.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments. The Company's exposure to market risk is directly influenced by a number of factors, including volatility and liquidity of the markets in which the financial instruments are traded.

Credit risk represents the potential loss that would occur if counterparties failed to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian with whom its conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

Equity risk is the risk that the market value of the financial instruments may decline due to general market conditions, such as political or macroeconomic factors. Additionally, the financial instruments may decline in value due to specific factors affecting a related industry or industries.

Interest rate risk is the risk that the value of financial instruments may fluctuate as a result of changes in market interest rates.

Currency risk is the risk that the value of the financial instruments (denominated in or subject to exposure of foreign currencies) may fluctuate as a result of changes in foreign exchange rates. The Company is subject to the risk that those foreign currencies may decline in value relative to the base currency of the funds.

NOTE 8   Derivative Contracts

In the normal course of business, the Company utilizes derivative contracts in connection with its trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities are classified by the following primary underlying risks: interest rate, credit, foreign currency exchange rate, commodity price, and equity price risks. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk due to inability of its counterparties to meet the terms of their contracts.

Since the derivatives held or sold by the Company are for speculative trading purposes, the derivative instruments are not designated as hedging instruments under the provisions of ASC 815 and related pronouncements. Accordingly, all realized gains and losses, as well as any change in net unrealized gains or losses on open positions from the preceding period, are recognized as part of the Company's trading principal transactions revenue on the statement of income.

Sumo Capital, LLC
Notes to the financial statements.
For the year ending December 31, 2023

NOTE 8   Derivative Contracts (continued)

Futures contracts

The Company is subject to equity and commodity price risk, interest rate risk and foreign currency exchange rate risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to gain exposure to, or hedge against, changes in the value of equities and commodities, interest rates or foreign currencies. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM") equal to a certain percentage of the contract amount. Subsequent payments (variation margin) are made or received by the Company each day, depending on the daily fluctuations in the value of the contract. The Company recognizes a gain or loss equal to the daily variation margin. Futures contracts may reduce the Company's exposure to counterparty risk since futures contracts are exchange-traded: and the exchange's clearinghouse, as the counterparty to all exchange-traded futures, guarantees the futures against default.

The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with an FCM are considered commingled with all other customer Companys subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro rata share of segregated customer Companys available. It is possible that the recovery amount could be less than the total of cash and other equity deposited.

Options

The Company is subject to equity and commodity price risk, and foreign currency exchange rate risk in the normal course of pursing its investment objectives. The Company may enter into options to speculate on the price movements of the financial instrument, commodity, or currency underlying the option, or for use as an economic hedge against certain equity positions held in the Company's portfolio holdings. Option contracts purchased give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Options written by the Company may expose the Company to market risk of an unfavorable change in the financial instrument underlying the written option.

For some OTC options, the Company may be exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. In these instances, the Company considers the credit risk of the intermediary counterparty to its options transactions in evaluating potential credit risk.

Sumo Capital, LLC
Notes to the financial statements.
For the year ending December 31, 2023

NOTE 8   Derivative Contracts (continued)

As of December 31, 2023, and for the year than ended the Company's derivative activities had the following impact on the statement of financial condition:

Contract Type	Gross Asset Derivatives at Fair Value December 31, 2023		Gross Liability Derivatives at Fair Value December 31, 2023	
Securities Derivatives				
Equity Options	$155,750,679	(1)	$239,464,182	(3)
Index Options	$1,128,098,046	(1)	$1,094,220,343	(3)
Futures Derivatives				
Futures Options	$264,053,908	(2)	$237,408,975	(2)
	$1,547,902,632		$1,571,093,501	

(1) Included in the asset, derivatives at fair value, at fair value on the Statement of Financial Condition
(2) Included in the asset, derivatives at fair value, net on the Statement of Financial Condition
(3) Included in the liability, derivatives, at fair value on the Statement of Financial Condition

Instruments	Notional Contract Amount
EQUITY:	
Futures Contracts Held	$714,610,834
Futures Contracts Written	$737,138,137
Options Contracts Held	$25,437,602,172
Options Contracts Written	$29,999,455,592
TOTAL	**$56,888,806,735**

NOTE 9   Due to/from Broker-Dealers

Receivables/payables to/from broker-dealers as of December 31, 2023, consist of the following:

Due to GSEC	$	(78,264,943)
Due from GSI	$	1,603,951

The amount receivable from/payable to broker-dealers is collectible cash primarily from trading of stock and stock options. The cash balance receives interest at less than the broker call rate. The Company clears all transactions through another broker dealer pursuant to their clearing agreement. At December 31, 2023, substantially all assets of the Company are deposited with the clearing broker. Payables to clearing brokers relate to the proprietary transactions cleared through such clearing brokers, which amounts are collateralized by securities and derivative financial instruments held by the Company.

NOTE 10   Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability, or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Sumo Capital, LLC
Notes to the financial statements.
For the year ending December 31, 2023

NOTE 10   **Guarantees (continued)**

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under FASB ASC 460. The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 11   **Related Parties**

The Company is 99% owned by SC Group, LLC, an Illinois Limited Liability Company. Sumo Capital, LLC pays all their direct expenses associated with their proprietary trading activities. The Company has a net receivable from Sumo Holdings, its parent company, of $834,081 which is recorded as receivable from affiliates on the statement of financial condition. In addition, expenses of approximately $110,000 were recorded and are included in technology and software and occupancy and utilities expense on the statement of income. The Company also has a receivable from another related party of $593,628 included in other receivables on the statement of financial condition.

NOTE 12   **Commitments**

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2023, or during the period then ended. Currently the Company does not have a lease agreement.

NOTE 13   **Depreciation**

Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. As of December 31, 2023, the Company had fixed assets in the amount of $360,395 with accumulated depreciation of $203,418.

NOTE 14   **Subsequent Events**

The Company has evaluated events and transactions subsequent to the financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.